OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 27, 2015

Via Electronic Transmission

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. White:

Thank you for your comments, dated September 30, 2015, to the registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Small Cap Value Fund (the “Registrant” or the “Fund”) filed on August 31, 2015. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions used in your comment letter.

Fees and Expenses Table, page 3

1.	Please reconcile the disclosure about the fee waiver/expense reimbursement in footnote (2) with the description of the arrangement on page 13.

This disclosure has been reconciled.

Expense Example, page 3

2.	If the waiver discussed in footnote (2) is subject to a recoupment provision, please expand the footnote accordingly.

The waiver discussed in footnote (2) is not subject to a recoupment provision.

3.	We note that you have included an asterisk beside the Class I line item, but we are unable to locate the corresponding reference. Please advise or revise.

The asterisk has been removed.

Principal Investment Strategies, pages 3-4

4.	Please disclose in this section what the capitalization range of the Russell 2000 Value Index was as of the most recent recapitalization date.

The Fund believes that disclosing the dollar capitalization range of the index has the potential to confuse and/or mislead investors into believing that the Fund uses a historical range to select the companies in which it invests, when it instead invests based on the range of market capitalizations of the Russell 2000 Value Index, which is subject to change at any time due to market activity or changes in the composition of the index. Separately, we note here that annually reconstituted dollar capitalization ranges are publicly available to shareholders on the Russell website, should they desire that information.

5.	You state that the Fund does not expect to invest substantial amounts of assets in foreign securities, yet you have included Risks of Foreign Investing and Risks of Developing and Emerging Markets as principal risks of investing in the Fund. Please advise or revise.

The principal investment strategies state that “The Fund primarily invests in U.S. companies but may also purchase securities of issuers in any country, including developing and emerging market countries.” Accordingly, foreign investing is not a principal strategy of the Fund, and the paragraphs titled “Risks of Foreign Investing” and “Risks of Developing and Emerging Markets” will be removed from the “Principal Risks.”

Other Investment Strategies and Risks, pages 8-12

6.	We note your statement that the Fund’s concentration limits do not apply to securities issued by investment companies. Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please revise your disclosure accordingly. This comment applies to the disclosure on page 19 of the SAI, as well.

The Fund will consider, to the extent practicable, the concentration of any underlying investment companies it may invest in when determining compliance with its concentration policy, and will revise its disclosure regarding concentration when determined to be necessary.

7.	Please disclose any criteria as to maturity and/or duration that the Fund will use when investing in debt securities.

The Fund confirms that it is permitted to invest in debt securities of any maturity or duration, and has clarified this in the disclosure.

8.	We note that the Fund may invest in derivatives. Please be more specific as to the types of derivatives the Fund expects to use and how it expects to use them. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

If the Fund will enter into swap transactions, please specify the types of swaps and whether the Fund will be the buyer or seller of such swaps. In this regard, please note that if the Fund will invest in total return swaps, it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979), and if the Fund will sell credit default swaps, it must set aside the full notional value of the swap.

We are familiar with the July 30, 2010 letter from Mr. Miller to the ICI. We have reviewed the derivatives disclosure in the Registration Statement and believe it to be consistent with the guidance provided in the letter. The Fund is not currently expected to enter into swap transactions, and appropriate disclosure will be added if the Fund is expected to enter into swap transactions in the future.

9.	We note that the Fund may invest in the Oppenheimer Institutional Money Market Fund. Please confirm that in the event that Acquired Fund Fees and Expenses (AFFES) were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFEs in the fee table.

This is confirmed.

10.	Given your statement that the Fund may have a portfolio turnover rate of over 100% (page 12), please include “High Portfolio Turnover” as a principal risk of investing in the Fund.

The Fund does not normally anticipate a high portfolio turnover rate and respectfully declines to include “High Portfolio Turnover” as a principal risk. However, the Fund acknowledges that Item 16(e) of Form N-1A could require certain disclosure in the future in light of certain changes in portfolio turnover.

* * * * *

The Fund hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman

Carolyn Liu-Hartman
Vice President & Assistant Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia Lo Bessette, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP